Exhibit 99.1

Top Image Systems Issues $14 Million in Convertible Debentures
Wednesday December 20, 1:30 am ET

TIS Will Close $14 Million of Convertible Debentures to Israeli Investors

TEL AVIV, ISRAEL – (MARKET WIRE) – Dec 20, 2006 – Top Image Systems, Ltd. (NASDAQ:TISA – News) (Tel Aviv:TISA.TA – News), a leading innovator of intelligent document recognition, announced today it has published a prospectus for an offering of approximately $14 million by way of convertible debentures on the Tel Aviv Stock Exchange. The debenture terms include an offering of 112,500 units of 528 New Israeli Shekel par value each. The convertible debentures will be linked to the US Dollar rate and carry an annual interest rate in the range of Libor +0.5% to Libor -0.5%, which will be determined in the final public closing. The debentures will be repaid in 4 annual installments starting from the year 2009.

The debentures may be converted into ordinary shares of Top Image Systems in a ratio of 20.3 New Israeli Shekel each. Top Image Systems also has the right to force conversion when and if its share fair market value shall reach 25.5 New Israeli Shekels. However, this will not be before October 2009.

Dr. Ido Schechter, Chief Executive Officer of Top Image Systems, commented: “At the beginning of December, TIS dual-listed its shares for trading on the Tel Aviv Stock Exchange. It was a natural step for the company. The Israeli market fits TIS’s size and nature, and our listing has provided an opportunity for increasing Israeli investor interest in the share. We believe this step has provided us with opportunity to increase liquidity and will improve the share’s value for investors both in Tel Aviv Stock Exchange and in NASDAQ.”

Dr. Schechter continued: “The proceeds from this offering will enable our Company to continue implementing our strategic plan and accelerate TIS’s growth in order to achieve our goal of $30 million in annual revenues in 2007. We shall dedicate a large portion of this funding to strengthening the Company’s leading position through attractive and synergistic acquisitions, both in the Far East and Europe. We look forward to a successful relationship with our new investors.”

About Top Image Systems

Top Image Systems is a leading innovator of enterprise solutions for managing and validating content entering organizations. Whether originating from mobile, electronic, paper or other sources, TIS solutions deliver the content to applications that drive the organization. TIS’ eFLOW Unified Content Platform is a common platform for the company’s solutions. TIS markets its platform in more than 30 countries through a multi-tier network of distributors, system integrators and value-added resellers, as well as strategic partners. For more information on TIS, visit the company’s web site at: www.TopImageSystems.com.

Caution Concerning Forward-Looking Statements

Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, quarterly fluctuations in sales of products in the Data Capture market (where in general the fourth quarter is the strongest and the first quarter is the weakest), the Company’s ability to successfully integrate TIS Japan, litigation (including litigation over intellectual property rights), general economic conditions and other risk factors detailed in the Company’s most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Adi Bar-Lev Investor and Public Relations Manager Top Image Systems, Ltd. +972 3 7679114